File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of December 18, 2002

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 12-18-02	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

December 12, 2002

Dynamic Updates Northeast B.C. Activity

Dynamic is pleased to announce that work is continuing on the Company’s Sikanni/Cypress project in northeast British Columbia (see July 30, 2002 news release for more information).

Dynamic (50%) and its Alberta-based junior partner have now cased four exploration wells for natural gas in what we believe will be a new multi-zone project area for the Company.

One more additional deep gas exploration well is currently drilling and is expected to be evaluated before the Company’s December 31, 2002 year end (see December 2, 2002 news release). Production testing of the four test wells is now underway and the Company anticipates having definitive production testing data from these wells in January/February 2003.

Dynamic continues to develop an inventory of lower risk development drilling opportunities in central Alberta along with deeper gas exploration prospects in northeastern British Columbia.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD-LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY RELATING TO WHETHER PRODUCTION TESTING DATA WILL BE AVAILABLE IN JANUARY/FEBRUARY 2003. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT THE SIKANNI/CYPRESS WELLS WILL RESULT IN COMMERCIAL VOLUMES OF NATURAL GAS, AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S.SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com

December 17, 2002

Dynamic’s Board Appoints New Director

Dynamic is pleased to announce the appointment of Mr. William B. Thompson of Kelowna, British Columbia to its Board of Directors. Mr. Thompson has a distinguished background in Western Canada’s oil and natural gas industry. Through his vast experience and industry contacts, he is expected to add significant new depth to Dynamic’s board.

In the early stage of his career from 1967 to 1976, Mr. Thompson worked as a district geophysicist headquartered at the Calgary and Houston offices of Amoco. During the next twenty-four years, he held numerous senior executive responsibilities for Petro-Canada of Calgary, Alberta, including the position of Vice-President, Exploration.

In 1989, Mr. Thompson served on the Executive Committee of the Canadian Petroleum Association and for the four-year period ending 1992, he served as a director of PanArctic Oil Limited. From 1985 to 1990 he served as a director, and in 1989 he was Chairman of the British Columbia Division of the Canadian Petroleum Association.

In semi-retirement over the past two years, Mr. Thompson has contracted his expertise to Petro-Canada and the British Columbia Ministry of Energy and Mines.

Mr. Thompson obtained a BSc in physics (University of British Columbia, 1967) and is a graduate of the Stanford Executive Program (1985). He is a member in good standing of the Professional Engineers Geologists and Geophysicists Associations of Alberta and British Columbia.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

Dynamic Oil & Gas, Inc. Airport Executive Park Suite 205 – 10711 Cambie Road Richmond, British Columbia Canada V6X 3G5
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com